                                                                    EXHIBIT 12.B

                 LEHMAN BROTHERS HOLDINGS INC. AND SUBSIDIARIES

            COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO COMBINED
                     FIXED CHARGES AND PREFERRED DIVIDENDS
                             (DOLLARS IN MILLIONS)

                                                                                        FOR THE
                                                         FOR THE         FOR THE         TWELVE
                                     FOR THE YEAR     ELEVEN MONTHS   TWELVE MONTHS      MONTHS
                                         ENDED            ENDED           ENDED          ENDED
                                     DECEMBER 31,     NOVEMBER 30,    NOVEMBER 30,    NOVEMBER 30,
                                    ---------------   -------------   -------------   ------------
                                     1992     1993        1994            1995            1996
                                    ------   ------   -------------   -------------   ------------
Combined Fixed Charges and
  Preferred Dividends:
  Interest expense:
  Subordinated indebtedness.......  $  150   $  144      $   158         $   206        $    220
  Bank loans and other
     borrowings*..................   5,035    5,224        6,294          10,199          10,596
  Interest component of rentals of
     office and equipment.........      74       76           42              44              34
Other adjustments**...............       2        7            4              28              16
                                    ------   ------       ------         -------         -------
Total fixed charges...............   5,261    5,451        6,498          10,477          10,866
Preferred dividends (tax
  equivalent basis)...............      48       48           58              64              58
                                    ------   ------       ------         -------         -------
     Total (A)....................  $5,309   $5,499      $ 6,556         $10,541        $ 10,924
                                    ======   ======       ======         =======         =======
Earnings:
  Pretax income (loss) from
     continuing operations........  $ (247)  $   27      $   193         $   369        $    637
  Fixed charges...................   5,261    5,451        6,498          10,477          10,866
  Other adjustments***............               (6)          (4)            (28)            (14)
                                    ------   ------       ------         -------         -------
     Total (B)....................  $5,014   $5,472      $ 6,687         $10,818        $ 11,489
                                    ======   ======       ======         =======         =======
(B/A).............................    ****     ****         1.02            1.03            1.05

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   * Includes amortization of long-term debt discount.

  ** Other adjustments include capitalized interest and debt issuance costs and amortization of capitalized interest.

 *** Other adjustments include adding the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company and subtracting capitalized interest and debt issuance costs and undistributed net income of affiliates accounted for at equity.

**** Earnings were inadequate to cover fixed charges and preferred dividends and would have had to increase $295 million in 1992 and $27 million in 1993 in order to cover the deficiencies.